Mail Stop 4561

July 13, 2009

Mr. Greggory Kalvin
Acting Chief Financial Officer, Vice President, Corporate Controller
DineEquity, Inc.
450 North Brand Boulevard
Glendale, CA 91203-1903

> **Re: DineEquity, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed October 31, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-15283**

Dear Mr. Kalvin:

We have reviewed your response letter dated June 30, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 3, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 133

Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed April 17, 2009

Certain Relationships and Related Transactions, page 11

1.   We note that your response and your disclosure in the proxy statement regarding related party transactions are limited to directors, executive officers and

employees. Your discussion does not appear to take into account other positions or relationships described in the Instructions to Item 404(a) of Regulation S-K, such as a nominee for director, a security holder covered by Item 403(a) or an immediate family member of any of the categories of persons defined in the Instructions. Please advise.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief